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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 53512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Probitas Funds Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 California Street Suite 2300
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Murphy 415.402.0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

600 University St. Suite 1100 (Address) Seattle (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

KH 3/14

OATH OR AFFIRMATION

I, John Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Probitas Funds Group, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GINA ANN JACKSON
COMM. #1982510
Notary Public - California
San Francisco County
My Comm. Expires June 18, 2016

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Probitas Funds Group, LLC

Financial Report
December 31, 2014

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

McGladrey

Report of Independent Registered Public Accounting Firm

To the Management Committee
Probitas Funds Group, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Probitas Funds Group, LLC (the Company) as of December 31, 2014 and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

McGladrey LLP

Seattle, Washington
February 27, 2015

Probitas Funds Group, LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash and Cash Equivalents	$	7,043,961
Receivables		7,442,542
Prepaid Expenses		142,596
Due From Affiliates		1,158,061
Furniture, Fixtures and Equipment, net		379,047
Long-Term Receivables		5,751,124
Total assets	$	21,917,331

Liabilities and Member's Equity		
Accounts Payable and Accrued Expenses	$	5,500,277
Deferred Revenue		526,479
Total liabilities		6,026,756
Commitments, Contingencies and Guarantees (Note 8)		
Member's Equity		15,890,575
Total liabilities and member's equity	$	21,917,331

See Notes to Financial Statements.

Probitas Funds Group, LLC

Statement of Operations
Year Ended December 31, 2014

Revenue:	
Advisory and placement fees	$ 23,391,274
Revenue for reimbursable expenses	540,422
Interest income	361,858
Total revenue	24,293,554
Expenses:	
Wages, compensation and benefits	12,856,822
General and administrative expenses	8,460,885
Marketing	1,040,029
Other Expense	102,291
Total expenses	22,460,027
Net income	$ 1,833,527

See Notes to Financial Statements.

Probitas Funds Group, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2014

Balance, December 31, 2013	$ 14,407,048
Net income	1,833,527
Distributions	(350,000)
Balance, December 31, 2014	$ 15,890,575

See Notes to Financial Statements.

Probitas Funds Group, LLC

Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows From Operating Activities	
Net income	$ 1,833,527
Noncash items included in net income:	
Depreciation and amortization	152,111
Change in assets and liabilities:	
Receivables	(2,879,147)
Due from/to affiliate	(166,719)
Prepaid expenses	78,359
Accounts payable and accrued expenses	3,727,027
Deferred revenue	(88,462)
Net cash provided by operating activities	2,656,696
Cash Flows From Investing Activities	
Purchase of fixed assets	(394,028)
Net cash used in investing activities	(394,028)
Cash Flows From Financing Activities	
Member's distributions	(350,000)
Net cash used in financing activities	(350,000)
Net increase in cash and cash equivalents	1,912,668
Cash and Cash Equivalents, beginning of year	5,131,293
Cash and Cash Equivalents, end of year	$ 7,043,961

See Notes to Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Probitas Funds Group, LLC (the Company) was formed and organized in Delaware on July 25, 2001 as a limited liability company (LLC) and will continue into perpetuity. The Company was registered as an LLC in the state of California on August 27, 2001 and is based in San Francisco, California, with a second office in New York, New York. The Company's primary line of business is providing consulting and placement agent services regarding the private placement of securities in investment vehicles. The Company solicits investments from institutional and select private investors on behalf of the investment vehicles its clients manage.

On February 15, 2002, Probitas Funds Group, LLC became registered as a general securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) pursuant to Section 16c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority). The Company was granted a broker-dealer certificate by the California Department of Corporations on March 12, 2002. The Company is a single member LLC, wholly owned by Probitas Partners, L.P. (the Parent).

The Company conducts business throughout the United States and in several other countries. On May 29, 2008, the Company was exempted, subject to certain conditions, from the need for an Australian financial services license. The Company became registered in Japan as a Type 2 Financial Instruments Dealer on January 13, 2009, and is also registered as an international dealer in the provinces of Ontario, Alberta, Quebec and British Columbia, Canada.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts; promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer; and hold no funds or securities for, or owe no money or securities to, customers.

A summary of the Company's significant accounting policies is as follows:

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual values and results could differ from those estimates.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed insured limits. It is the opinion of management that the solvency of the referenced financial institutions is not of concern at this time.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Receivables: Receivables consist of billed and unbilled receivables. Receivables generally represent revenue recognized by the Company for placement and other services in accordance with the terms of the respective service agreements. Receivables are stated at unpaid balances, less an allowance for doubtful accounts. Interest on long-term receivables is recognized over the term of the receivable and is calculated using the simple-interest method on principal amounts outstanding based on the terms in the respective agreements.

The allowance for doubtful accounts is increased by charges to bad debt expense and decreased by charge-offs net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, risks related to the balance in question, specific adverse situations that may affect the client's ability to pay, and current economic conditions.

The Company considers a receivable uncollectible when, based on current information or other factors, it is probable that the Company will not collect the receivable balance and interest payments according to the client contract. Accounts are written off when management believes, after considering economic conditions, business conditions, the financial condition of the obligor and collection efforts, that the receivables and collection of interest is doubtful. At December 31, 2014, there was no allowance for doubtful accounts. Management believes that all accounts receivable are collectible as of December 31, 2014.

Transfers of financial assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated form the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity of the ability to unilaterally cause the holder to return specific assets. In addition, for transfers of a portion of financial assets, the transfer must meet the definition of a "participating interest" in order to account for the transfer as a sale. Following are the characteristics of a participating interest:

- Pro rata ownership in an entire financial asset.
- From the date of transfer, all cash flows received from the entire financial asset are divided proportionately among the participating interest holders in an amount equal to their share of ownership.
- The rights of each participating interest holder have same priority and no participating interest holder's interest is subordinated to the interest of another participating interest holder. That is, no participating interest holder is entitled to receive cash before any other participating interest holder under its contractual rights as a participating interest holder.
- No party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to pledge or exchange the entire financial asset.

Furniture, fixtures and equipment: Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less. Software is recorded at cost and amortized on a straight-line basis over the estimated useful life of three years.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue recognition: The Company recognizes revenue from advisory services over the period in which the services are rendered and revenue from placement agent services when earned based on the terms of the client contract. When such revenues are denominated in foreign currency, they are converted to the U.S. dollar at the time of revenue recognition using the then-current exchange rate.

Income taxes: The Company is a single-member LLC whose parent is a multi-partner limited partnership taxed as a partnership for federal income tax purposes. The Company is a "disregarded entity" for tax purposes and its income is included in the Parent's partnership return; therefore, no provision for income taxes is required. FASB Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2014, management has determined that there are no material uncertain income tax positions. The Company is no longer subject to examination by United States federal, state or local taxing authorities for tax years before 2009.

Recently adopted accounting pronouncement: In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No, 2014-09, "Revenue from Contracts with Customers (Topic 666)." The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition." Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

Foreign currency transactions: Foreign currency transactions are transactions denominated in a currency other than the Company's functional currency, the U.S. dollar. Periodically and at year-end, the Company remeasures the recorded balances related to foreign-currency transactions using the current exchange rate. Gains or losses arising from the remeasurement of these balances are recorded in other expense in the Company's statement of operations.

Guarantees: The Company recognizes guarantees in accordance with Accounting Standards Update 460, *Guarantees* (FASB Interpretation No. 45). According to this guidance, the Company is not required to book a liability for guarantees of a parent company's debt to a third party. Other required disclosures about such arrangements are made in Note 8.

Note 2. Furniture, Fixtures and Equipment

Furniture and fixtures	$ 292,530
Software	683,715
Equipment	180,549
Leasehold improvements	39,961
	1,196,755
Accumulated depreciation and amortization	(817,708)
	$ 379,047

Depreciation and amortization expense for the year ended December 31, 2014 was $152,111.

Note 3. Expense Sharing Agreement

Under the Expense Sharing Agreement between the Company and the Parent, the Company has agreed to provide funds each month to the Parent in an amount equal to 50 percent and 100 percent of the lease payments due pursuant to the leases for its San Francisco and New York offices, respectively.

Rent expense under all existing leases for the year ended December 31, 2014 was $659,701.

The Company also reimburses the Parent for all indirect expenses incurred by the Parent that are attributable to the Company.

Note 4. Related-Party Transactions

The Company maintains an agreement with its Parent to which it pays a monthly management fee. Amounts charged to the Company for the year ended December 31, 2014 totaled $1,260,000 and are included in the general and administrative expenses in the statement of operations of the Company. During the year ended December 31, 2014, receivables totaling $7,810,209 were sold to the Parent. As of December 31, 2014, the Company was owed $1,158,061 from the Parent.

The Company also maintains an agreement with PFG-UK, Ltd, pursuant to which PFG-UK, Ltd, and the Company agree to share revenues earned from common clients. Any shared revenues from these related parties are received by the Parent and later transferred to the Company, resulting in a receivable between the two parties. For the year ended December 31, 2014, total revenues related to this agreement were $1,714,617 and are included in advisory and placement fees on the statement of operations. As of December 31, 2014, there was no balance due to or from PFG-UK, Ltd.

The Company also maintained an agreement with Probitas Funds Management UK LLP (PFM), a related party through PFG-UK, Ltd, which is under common ownership of the Parent, pursuant to which PFM and the Company agreed to share revenues earned from common clients. For the year ended December 31, 2014, total revenues related to this agreement were $1,330,673 and are included in advisory and placement fees on the statement of operations. This agreement was terminated on September 4, 2014. As of December 31, 2014, there was no balance due to or from PFM.

The Company also maintains an agreement with Probitas Hong Kong Limited, a related party through common ownership of the Parent, pursuant to which it pays a monthly fee equal to cost plus 10 percent to Probitas Hong Kong Limited to represent the Company in Asia. Total fees for the year ended December 31, 2014 were $2,316,405 and are included in the general and administrative expenses in the statement of operations of the Company. As of December 31, 2014, there was no balance due to or from Probitas Hong Kong Limited.

Note 5. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow advances to affiliates, the withdrawal of equity capital or payment of dividends if such payment would result in aggregate indebtedness greater than 10 times net capital or if net capital would fail to be at least 120 percent of the minimum required net capital.

At December 31, 2014, the Company had net capital of $1,017,205, which was $615,421 in excess of its required net capital of $401,784. The Company's ratio of aggregate indebtedness to net capital was 5.92 to 1.

Note 5. Net Capital Requirements (Continued)

Advances to affiliates, distributions and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and various exchanges the Company is associated with.

Note 6. Concentrations of Credit Risk

The Company holds contract receivables from obligors that are private equity investment funds. In the event one or more of these funds do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the financial strength of both the funds and its underlying investors, which are typically required to contribute capital to these funds over a period of several years. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty, as well as the exposure to each counterparty.

During the year ended December 31, 2014, the Company earned 66 percent of its service revenue from three clients, equal to 33 percent, 19 percent, and 14 percent of total advisory and placement fees revenue, respectively. As of December 31, 2014, the accounts receivable balance of these three clients was 30 percent, 4 percent, and 14 percent of total accounts receivable, respectively.

Note 7. Long-Term Receivables

Long-term receivables from customers of $5,751,124 consist of six installment agreements with effective interest rates ranging from 3.25 percent to 5.25 percent. Payments are collectible through August 2017.

Note 8. Guarantees and Indemnifications

The Company has pledged its contract receivables and all other assets, except cash, as security for a $6,554,764 line of credit held by the Parent. In accordance with the agreements, in order to have access to the line of credit, the Company is required to maintain minimum net income each quarter, as defined in the agreement. The term of this guaranty will be renewed through the next fiscal year.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 9. Retirement Plan

The Company has adopted a 401(k) plan for the benefit of its employees. Essentially, all employees are eligible to participate the first day of the fourth month following their hire date. The Company does not match employee contributions.

The Company has also adopted a profit sharing plan for all active employees. Under the plan, the Company can elect to make discretionary contributions. The Company plans to contribute $519,714 for the year ended December 31, 2014 and has accrued this amount in accounts payable and accrued expenses as of December 31, 2014.

Note 10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 27, 2015, the date these financial statements were issued.

Probitas Funds Group, LLC

Schedule I—Computation of Net Capital and Net Capital Requirements for Broker-Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

Computation of net capital:	
Total member's equity from statement of financial condition	$ 15,890,575
Less nonallowable assets (all assets except for cash)	(14,873,370)
Net capital before haircuts on securities positions	1,017,205
Haircuts on securities	-
Net capital	$ 1,017,205
Computation of net capital requirement:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 401,784
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of previous two amounts)	$ 401,784
Excess net capital	$ 615,421
Computation of aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 6,026,756
Aggregate indebtedness	$ 6,026,756
Ratio of aggregate indebtedness to net capital	592%
Net capital as reported in the Company's corresponding unaudited focus filing	$ 1,017,205
Net capital as per computation herein	$ 1,017,205

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2014 agrees to the amended FOCUS report filed on February 27, 2015.

Probitas Funds Group, LLC

Schedule II—Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i).

Probitas Funds Group, LLC

Schedule III—Information for Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i).

McGladrey

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Management Committee
Probitas Funds Group, LLC
San Francisco, California

Attention: Mr. Greg Hausler, Managing Director
Mr. John Murphy, Chief Financial Officer

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Probitas Funds Group, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting the exclusion of revenue for reimbursable expenses from total revenues.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey LLP

Seattle, Washington
February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*********1256******************ALL FOR AADC 940
053512 FINRA DEC
PROBITAS FUNDS GROUP LLC
425 CALIFORNIA ST STE 2300
SAN FRANCISCO CA 94104-2208

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sinead O'Sullivan 415.704.2468

AMENDED

2. A. General Assessment (item 2e from page 2)		$ 33,650.14
B. Less payment made with SIPC-6 filed (exclude interest) 7-28-2014 Date Paid		(3,475.47)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		30,174.67
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 30,174.67
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 30,174.67	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Probitas Funds Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of February, 20 15.

COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~23,978,132~~ 23,753,132
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	149
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	— —
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	~~10,517,926~~ 10,292,926
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	~~10,293,075~~ ~~10,518,075~~
2d. SIPC Net Operating Revenues	$ 13,460,057
2e. General Assessment @ .0025	$ 33,650.14 (to page 1, line 2.A.)

ROBITAS
PARTNERS

425 California Street
Suite 2300
San Francisco, California 94104
phone 415.402.0700
fax 415.402.0052
www.probitaspartners.com

February 27, 2015

SEC Headquarters
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Annual Filing Requirement

Dear Sirs:

Enclosed, please find the following:

- 2 copies of the Probitas Funds Group, LLC Annual Audit
- 2 copies of the Probitas Funds Group, LLC Short Form Annual Audit for Public Disclosure
- 2 copies of the Probitas Funds Group, LLC SIPC Audit Report

If you need any further assistance, please don't hesitate to contact Sinead O'Sullivan at (415) 402-0700.

Sincerely,

John J. Murphy
Chief Financial Officer
Probitas Funds Group, LLC

McGladrey

Report of Independent Registered Public Accounting Firm

To the Management Committee
Probitas Funds Group, LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Probitas Funds Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Probitas Funds Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the exemption provisions), and (b) Probitas Funds Group, LLC stated that Probitas Funds Group, LLC met the identified exemption provisions throughout the period from June 1, 2014 through December 31, 2014 without exception. Probitas Funds Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Probitas Funds Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McGladrey LLP

Seattle, Washington
February 27, 2015

ROBITAS
PARTNERS

425 California Street
Suite 2300
San Francisco, California 94104
phone 415.402.0700
fax 415.402.0052
www.probitaspartners.com

SEC # 8-53512
CRD# 115876

The Exemption Report

We as members of management of Probitas Funds Group, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: *k(2)(i),* (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: *k(2)(i),*(the "exemption provisions") and (2) we met the identified exemption provisions for the period from June 1, 2014 to December 31, 2014 without exception.

Probitas Funds Group, LLC

I, John Murphy, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CFO

February 27, 2015